Exhibit 99.1

CyberArk Announces Third Quarter 2017 Results

Third quarter total revenue of $64.8 million, 18 percent year-over-year increase

Newton, Mass. and Petach Tikva, Israel – November 2, 2017 – CyberArk (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the third quarter ended September 30, 2017.

"We were pleased that CyberArk exceeded its guidance in the third quarter," said Udi Mokady, CyberArk Chairman and CEO. "Our results were driven by both new and add-on business. We are making early progress executing our strategy to globalize the sales organization, which we believe will position us to capitalize on the long term opportunity for Privileged Account Security."

Financial Highlights for the Third Quarter Ended September 30, 2017

Revenue:

•	Total revenue was $64.8 million, an increase from $55.0 million in the third quarter of 2016.
•	License revenue was $35.8 million, compared to $33.3 million in the third quarter of 2016.
•	Maintenance and Professional Services revenue was $29.0 million, an increase from $21.7 million in the third quarter of 2016.

Operating Income:

•	GAAP operating income was $1.7 million for the quarter, compared to $8.1 million in the third quarter of 2016.
•	Non-GAAP operating income was $10.7 million for the quarter, compared to $14.3 million in the third quarter of 2016.

Net Income:

•	GAAP net income was $1.7 million, or $0.05 per diluted share, compared to GAAP net income of $7.1 million, or $0.20 per diluted share, in the third quarter of 2016.
•	Non-GAAP net income was $8.9 million, or $0.25 per diluted share, compared to $11.8 million, or $0.33 per diluted share, in the third quarter of 2016.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months and nine months ended September 30, 2017 and 2016. An explanation of these measures is also included below under the heading "Non-GAAP Financial Measures."

Balance Sheet and Cash Flow:

•	As of September 30, 2017, CyberArk had $296.8 million in cash, cash equivalents, marketable securities and short-term deposits. This compares to $295.5 million as of December 31, 2016.
•	During the first nine months of 2017, CyberArk generated $44.6 million in cash flow from operations, compared to $36.2 million in the first nine months of 2016.

Business Outlook

Based on information available as of November 2, 2017, CyberArk is issuing guidance for the fourth quarter and full year 2017 as indicated below.

Fourth Quarter 2017:

•	Total revenue is expected to be in the range of $75.0 million to $76.0 million which represents 17% to 18% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $16.8 million to $17.6 million.
•	Non-GAAP net income per share is expected to be in the range of $0.35 to $0.36 per diluted share. This assumes 36.4 million weighted average diluted shares.

Full Year 2017:

•	Total revenue is expected to be in the range of $256.3 million to $257.3 million, which represents 18% to 19% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $48.9 million to $49.7 million.
•	Non-GAAP net income per share is expected to be in the range of $1.09 to $1.10 per diluted share. This assumes 36.3 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on today, Thursday, November 2, 2017 at 8:30 a.m. Eastern Time (ET) to discuss the company's third quarter financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 75374407. Additionally, a live webcast of the conference call will be available via the "Investor Relations" section of the company's web site at www.cyberark.com.  Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 75374407. An archived webcast of the conference call will also be available in the "Investor Relations" section of the company's website at www.cyberark.com.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world's leading companies – including more than 50 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blog, or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2017 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company's financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.
•
Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, facility exit costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, facility exit costs, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company's non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, facility exit costs and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company's business and an important part of the compensation provided to its employees. The Company believes that expenses related to its acquisitions, facility exit costs and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company's industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company's reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk's (the "Company") management. In some cases, forward-looking statements may be identified by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "guide," "potential" or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company's solutions or internal network system, or the failure of  the Company's customers or channel partners to correctly implement the Company's solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company's ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading "Risk Factors" in the Company's most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017

Revenues:
License	$33,257	$35,818	$90,736	$99,088
Maintenance and professional services	21,707	29,000	61,519	82,245

Total revenues	54,964	64,818	152,255	181,333

Cost of revenues:
License	1,084	2,161	3,641	5,652
Maintenance and professional services	6,962	8,801	17,750	24,577

Total cost of revenues	8,046	10,962	21,391	30,229

Gross profit	46,918	53,856	130,864	151,104

Operating expenses:
Research and development	9,192	11,369	25,290	30,144
Sales and marketing	23,800	32,877	67,300	90,055
General and administrative	5,841	7,927	15,527	22,214

Total operating expenses	38,833	52,173	108,117	142,413

Operating income	8,085	1,683	22,747	8,691

Financial income, net	368	816	341	2,491

Income before taxes on income	8,453	2,499	23,088	11,182

Tax benefit (taxes on income)	(1,341)	(818)	(5,203)	1,281

Net income	$7,112	$1,681	$17,885	$12,463

Basic net income per ordinary share	$0.21	$0.05	$0.53	$0.36
Diluted net income per ordinary share	$0.20	$0.05	$0.50	$0.34

Shares used in computing net income
per ordinary shares, basic	33,886,461	34,979,389	33,601,280	34,703,328
Shares used in computing net income
per ordinary shares, diluted	35,983,790	36,184,151	35,798,352	36,153,515

Share-based Compensation Expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017

Cost of revenues	$423	$701	$949	$1,658
Research and development	1,403	1,775	3,341	4,607
Sales and marketing	1,544	2,459	4,140	6,148
General and administrative	1,721	2,267	4,013	6,230

Total share-based compensation expense	$5,091	$7,202	$12,443	$18,643

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$172,957	$145,365
Short-term bank deposits	86,829	100,968
Marketable securities	15,246	27,968
Trade receivables	33,330	33,906
Prepaid expenses and other current assets	4,804	5,847

Total current assets	313,166	314,054

LONG-TERM ASSETS:
Property and equipment, net	4,760	8,076
Intangible assets, net	14,035	17,108
Goodwill	35,145	69,355
Marketable securities	20,443	22,503
Severance pay fund	3,332	3,741
Prepaid expenses and other long-term assets	1,761	1,621
Deferred tax asset	10,389	27,957

Total long-term assets	89,865	150,361

TOTAL ASSETS	$403,031	$464,415

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,699	$3,464
Employees and payroll accruals	18,470	19,308
Accrued expenses and other current liabilities	6,876	6,725
Deferred revenues	50,111	57,726

Total current liabilities	78,156	87,223

LONG-TERM LIABILITIES:
Deferred revenues	23,395	27,854
Other long-term liabilities	229	249
Accrued severance pay	5,035	5,826

Total long-term liabilities	28,659	33,929

TOTAL LIABILITIES	106,815	121,152

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	88	90
Additional paid-in capital	221,609	242,704
Accumulated other comprehensive income (loss)	(175)	128
Retained earnings	74,694	100,341

Total shareholders' equity	296,216	343,263

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$403,031	$464,415

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2016	2017

Cash flows from operating activities:
Net income	$17,885	$12,463
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	4,744	5,731
Amortization of premium on marketable securities	165	286
Share-based compensation expenses	12,443	18,643
Tax benefit related to share-based compensation	(889)	-
Deferred income taxes, net	(1,616)	(3,387)
Increase in trade receivables	(6,321)	(222)
Increase in prepaid expenses and other
current and long-term assets	(606)	(578)
Decrease in trade payables	(174)	(913)
Increase in short term and long term deferred revenues	12,406	12,074
Increase in employees and payroll accruals	76	384
Decrease in accrued expenses and other
current and long-term liabilities	(2,109)	(279)
Increase in accrued severance pay, net	240	382

Net cash provided by operating activities	36,244	44,584

Cash flows from investing activities:
Proceeds from short and long term deposits	-	131
Investment in short and long term deposits	(88,361)	(14,132)
Investment in marketable securities	(37,351)	(28,303)
Proceeds from maturities of marketable securities	-	13,217
Purchase of property and equipment	(2,446)	(3,840)
Payments for business acquisitions, net of cash acquired	-	(41,329)

Net cash used in investing activities	(128,158)	(74,256)

Cash flows from financing activities:
Tax benefit related to share-based compensation	889	-
Proceeds from exercise of stock options	1,678	2,080

Net cash provided by financing activities	2,567	2,080

Decrease in cash and cash equivalents	(89,347)	(27,592)

Cash and cash equivalents at the beginning of the period	234,539	172,957

Cash and cash equivalents at the end of the period	$145,192	$145,365

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017

Gross profit	$46,918	$53,856	$130,864	$151,104
Plus:
Share-based compensation - Maintenance & professional services	423	701	949	1,658
Amortization of intangible assets - License	355	1,195	1,065	3,030

Non-GAAP gross profit	$47,696	$55,752	$132,878	$155,792

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017

Operating income	$8,085	$1,683	$22,747	$8,691
Plus:
Share-based compensation	5,091	7,202	12,443	18,643
Amortization of intangible assets - Cost of revenues	355	1,195	1,065	3,030
Amortization of intangible assets - Research and development	478	-	1,434	-
Amortization of intangible assets - Sales and marketing	301	249	903	784
Acquisition related expenses	-	-	-	686
Facility exit costs	-	342	-	342

Non-GAAP operating income	$14,310	$10,671	$38,592	$32,176

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2017	2016	2017

Net income	$7,112	$1,681	$17,885	$12,463
Plus:
Share-based compensation	5,091	7,202	12,443	18,643
Amortization of intangible assets - Cost of revenues	355	1,195	1,065	3,030
Amortization of intangible assets - Research and development	478	-	1,434	-
Amortization of intangible assets - Sales and marketing	301	249	903	784
Acquisition related expenses	-	-	-	686
Facility exit costs	-	342	-	342
Taxes on income related to non-GAAP adjustments	(1,576)	(1,757)	(3,155)	(9,046)

Non-GAAP net income	$11,761	$8,912	$30,575	$26,902

Non-GAAP net income per share
Basic	$0.35	$0.25	$0.91	$0.78
Diluted	$0.33	$0.25	$0.85	$0.74

Weighted average number of shares
Basic	33,886,461	34,979,389	33,601,280	34,703,328
Diluted	35,983,790	36,184,151	35,798,352	36,153,515